

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

<u>Via E-mail</u>
James F. Mongiardo
Chief Executive Officer and
Chief Financial Officer
RegenoCell Therapeutics, Inc.
2 Briar Lane
Natick, MA 01760

  Re: RegenoCell Therapeutics, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed May 16, 2011 and amended September 23, 2011 and October 28, 2011
    Form 10-Q for the Quarterly Period Ended March 31, 2011
    Filed May 23, 2011 and amended September 23, 2011 and October 28, 2011
    Form 10-Q for the Quarterly Period Ended June 30, 2011
    Filed August 19, 2011 and amended September 23, 2011 and October 28, 2011
    File No. 000-50639

Dear Mr. Mongiardo:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Joel Parker

       Joel Parker
       Accounting Branch Chief